Brian F. Link, Esq. Managing Director and Managing Counsel T +1-617-662-1504 Brian.link@statestreet.com State Street Corporation One Congress Street Boston, MA 02114-2016 statestreet.com

March 19, 2025

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Christina DiAngelo Fettig

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Christina DiAngelo Fettig of the staff (the “Staff”) of the Securities and Exchange Commission on February 19, 2025, with respect to the Registrant’s Form N-14, relating to the Reorganization of the iMGP Alternative Strategies Fund (the “Target Fund”) into the iMGP High Income Fund (the “Acquiring Fund”) (the “Reorganization”).

The Staff’s comments are set forth below in bold typeface for your reference. Capitalized terms have the same meaning ascribed to them in the N-14 unless otherwise indicated. Revised disclosure intended to address these comments will be included in a revised Form N-14 to be filed on or about the same date as the filing of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant and Fund Counsel in preparing and submitting this response letter.

* * * * * *

The Registrant’s responses to the Staff’s comments are as follows.

1.

Please confirm that missing data will be updated in the next filing of the N-14, including performance information through December 31, 2024. Please also confirm that all hyperlinks that refer to previously filed documents on EDGAR are functioning.

Comment accepted. The Registrant confirms that the next filing of the N-14 will include all missing data points and data through December 31, 2024, where applicable. The Registrant further confirms that all hyperlinks that refer to previously filed documents on EDGAR will be functioning.

2.

Please confirm whether the share class conversion from Investor Class shares of the iMGP Alternative Strategies Fund to Institutional Class shares of the iMGP Alternative Strategies Fund (the “Conversion”) will occur on or around February 24, 2025 as indicated in a previously filed supplement to the Registrant’s Prospectus and Statement of Additional Information or upon the effectiveness of the Reorganization.

Comment acknowledged. The Registrant confirms that the Conversion occurred on or about February 28, 2025.

3.	Please confirm whether it is the Registrant’s intent that the N-14 be granted automatic effectiveness.

Comment acknowledged. The Advisor confirms that it is not the Registrant’s intent that the N-14 be granted automatic effectiveness. That request was made in error.

4.

Please consider whether the Conversion should be disclosed with the table indicating the corresponding class of shares of the Acquiring Fund that a Target Fund shareholder will receive in the Reorganization since the Conversion is occurring in anticipation of the Reorganization.

Comment acknowledged. The Registrant will disclose the Conversion with the table as indicated.

5.

The Registrant states that “In approving the Reorganization of the Target Fund, the Board considered, among other things, (i) that the Funds have identical primary and secondary investment objectives …” Consider clarifying this disclosure to indicate that when the Board approved the Reorganization, the Target Fund and the Acquiring Fund did not have identical primary and secondary investment objectives.

Comment accepted. The Registrant will revise this statement to read “In approving the Reorganization of the Target Fund, the Board considered, among other things, (i) that the Funds, subject to approval by shareholders of the iMGP High Income Fund, are anticipated to have identical primary and secondary investment objectives ….”

6.

The Registrant states that “In approving the Reorganization of the Target Fund, the Board considered, among other things, … (v) that the Target Fund has a significant capital loss carryforward that the Acquiring Fund will be able to utilize, …” Consider clarifying this disclosure to indicate that the use of capital loss carryforwards may be subject to limitations.

Comment accepted. The Registrant will revise this statement to read “In approving the Reorganization of the Target Fund, the Board considered, among other things, … (v) that the Target Fund has a significant capital loss carryforward that the Acquiring Fund will be able to utilize, subject to certain limitations…”

7.

The Registrant states that “The primary and secondary investment objectives of each Fund are identical.” Consider including disclosure indicating that the primary and secondary investment objectives of the iMGP High Income Fund were recently changed.

Comment accepted. The Registrant will revise this statement to read “The primary and secondary investment objectives of the Target Fund were recently changed. The primary and secondary investment objectives of each Fund are now identical.”

8.

The Registrant states that “It is anticipated that the total cost of the Reorganization, including the preparing, printing and mailing of this Information Statement/Prospectus, will be approximately $50,000. These costs of the Reorganization will be shared equally by the Target and the Acquiring Fund.” The Plan of Reorganization indicates that the Acquiring Fund will pay the costs of the Reorganization. Please clarify how the costs of the Reorganization will be allocated.

Comment accepted. The Registrant confirms that the costs of the Reorganization will be shared equally by the Target and the Acquiring Fund. The Registrant will revise the Plan of Reorganization accordingly.

9.

The Registrant states that “While the portfolio managers of the Acquiring Fund anticipate retaining a portion of the Target Fund’s holdings following the closing of the Reorganization, the portfolio managers of the Target Fund do anticipate selling a material portion (approximately [__]%) of the holdings of the Target Fund in preparation for the Reorganization.” Please include disclosure regarding an estimate of the capital gain distributions resulting from these sales. Please disclose the effects of these capital gains in dollar amounts and on a per share basis.

Comment accepted. The Registrant estimates that approximately 25% -35% of the holdings of the Target Fund will be sold in preparation for the Reorganization. The Registrant confirms that any capital gain distributions resulting from the sale of holdings of the Target Fund are expected to be offset by existing capital loss carryforwards of the Target Fund. The Registrant will revise the disclosure accordingly.

10.	Under “PORTFOLIO SECURITIES,” disclose an estimate of the portion of the Target Fund’s holdings that are expected to be sold in preparation for the Reorganization.

Comment accepted. The Registrant will revise the disclosure to indicate that approximately 25% -35% of the holdings of the Target Fund will be sold in preparation for the Reorganization.

* * * * * *

Please direct any further comments or questions regarding this response letter to the undersigned at (617) 821-5257.

Very truly yours,

/s/ Brian F. Link

Brian F. Link

cc:	iM Global Partner Fund Management, LLC

David A. Hearth, PAUL HASTINGS LLP

Page 4